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                                                                       EXHIBIT 1

                        CHENIERE ENERGY INC. NEWS RELEASE

                                                        CONTACT: David Castaneda
                                                      Investor & MEDIA Relations
                                                                  1-888-948-2036
                                                        E-mail: cxy@mdcgroup.com


            Cheniere Energy Advances Freeport LNG Development Project Charles Reimer Assumes Helm at Freeport LNG Development LP

Houston - December 19, 2002 - Cheniere Energy, Inc. (ASE: CXY) announced that Charles M. Reimer has accepted the position of President and Chief Operating Officer for Freeport LNG Development, L.P. ("Development"). Development was formed by Michael S. Smith (founder and previous Chairman of Basin Exploration) to pursue the development of Cheniere's Freeport, Texas, LNG receiving facility project. Charif Souki, Chairman of Cheniere, will assume the positions of President and Chief Executive Officer of the company vacated by Mr. Reimer.

In a related development, Freeport LNG Investments, LLC ("Investments"), Cheniere's partner in Development, advanced Cheniere $650,000 and agreed to fund all expenses related to the development of the LNG receiving facility in Freeport, Texas until the closing of the previously announced transaction between Investments and Cheniere. The closing date will be in mid-February under the terms of the agreement between the parties. For consideration received, Cheniere has also extended to mid-February the option held by Contango Oil & Gas Company (ASE: MCF) to acquire a 10% interest in the Freeport facility.

Cheniere Energy is a Houston-based energy company. It owns 9% of Gryphon Exploration Company, with Warburg, Pincus Equity Partners, L.P. owning the other 91%. Cheniere conducts exploration in the Gulf of Mexico using a regional database of 7,000 square miles of 3D seismic coverage. It is also developing sites for LNG receiving facilities along the Texas Gulf Coast. Additional information on the company may be found on its website at www.cheniere.com, by contacting the company's investor and media relations department toll-free at
(888) 948-2036 or by writing to: cxy@mdcgroup.com.

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Certain risks and uncertainties inherent in the company's business are set forth in the company's periodic reports that are filed with and available from the Securities and Exchange Commission.